

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 23, 2009

<u>Via Fax & U.S. Mail</u>

Dr. Anastasios Aslidis
Chief Financial Officer
c/o Tasos Aslidis
Euroseas Ltd.
11 Canterbury Lane
Watchung, NJ 07069

> **Re: Euroseas Ltd**
> **Form 20-F for the year ended December 31, 2008**
> **File No. 001-33283**

Dear Mr. Aslidis:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief